UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at May 9, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 423
Vancouver, BC
V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: May 12, 2008

Print the name and title of the signing officer under his signature.

    Ste. 428, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES ADDITIONAL G-9 DRILL RESULTS:
Excellent new results in Abajo and North Zones
New massive sulphide lens discovered

May 9, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide an update on the ongoing core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) project in Guerrero State, Mexico.

The 2008 drilling program has two main objectives: to discover another G-9 style deposit and to increase and to extend the resources around G-9. Three rigs are currently deployed. One drill is focusing on the Abajo zone and two drills are targeting areas northwest of the North zone and between the North and Southwest zones. Drilling so far is advancing both of these objectives.

• At the Abajo zone, results are confirming the presence of high grade mineralization. Holes 727 and 728 intersected significant intervals at high grades.
• Holes 725 and 729, drilled northwest of the North Zone resulted in the discovery of a new sulphide lens. This area, called the West Extension, is located closer to the current advance of the decline and provides an excellent opportunity for early development.
• Hole 726 has extended the North Zone 50 metres to the west.The new results are for holes 723 to 730 and are tabulated below. Hole locations are shown  on the attached G-9 Drill Hole Location Map.
Drill Hole #	Zone		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
725	West Extension		436.35	442.50	6.15	6.02	0.74	83	1.28	1.37	9.68
725	West Extension		462.80	486.15	23.35	22.84	1.40	97	1.48	1.31	12.70
725	West Extension	Incl.	471.80	486.15	14.35	14.04	1.70	120	1.69	1.34	14.95
726	North		561.70	563.80	2.10	2.10	0.64	138	6.13	0.94	40.32
727	Abajo		404.60	417.60	13.00	12.93	4.23	213	1.57	4.97	10.01
728	Abajo		412.60	421.90	9.30	9.25	2.88	279	1.77	1.48	15.91
729	West Extension	Incl.	457.40	496.40	39.00	38.52	1.59	114	1.19	0.82	10.76
729	West Extension	Incl.	465.40	467.40	2.00	1.98	1.24	90	1.55	1.59	14.13
729	West Extension	Incl.	471.40	475.40	4.00	3.95	2.54	126	1.73	1.78	17.78
729	West Extension	Incl.	485.40	496.40	11.00	10.86	1.92	213	1.76	0.60	13.90
No significant intersections in holes 723, 724 and 730.

President and CEO Dick Whittington said: "Our drilling program in 2008 has been very successful. These new results reaffirm the grade and tonnage potential of the North zone and Abajo zones, and the potential for new discoveries. The results for the West Extension are particularly exciting as they open up a new area that will soon be reached by the advancing decline and can be followed up in the near term."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng., who has reviewed the contents of this release. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the G-9 deposit through a parallel track program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

378600 mE
378800 mE
379000 mE
379200 mE
2011600 mN
2011400 mN
2011200 mN
2011000 mN
724
723
727
728
726
730
725
729
Extension of Abajo Zone
North Zone
West Extension Zone
Abajo Zone
San Raphael Fault
Southeast Zone
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Underground Access Decline (completed)
Underground Access Decline (planned)
Drill Trace with hole bottom & number
594
Massive Sulphide Thickness
Units: metres
25
10
5
1
N
0
100
200
metres

CAMPO MORADO - G9

Drill Hole Location Map